

June 3, 2024

Carl Stanton
Chief Executive Officer
Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

   Re: Focus Impact Acquisition Corp.
     Amendment No. 3 to Registration Statement on Form S-4
     Filed May 3, 2024
     File No. 333-275871

Dear Carl Stanton:

   We have reviewed your amended registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed May 3, 2024

Information about DevvStream, page 222

1. We note your response to comment 12. Please provide the basis for your statement that the DevvX blockchain uses one three billionth of the energy and CO_2 output of Bitcoin's blockchain.

Devvio Blockchain, page 227

2. Please revise your disclosure to indicate that the DevvX blockchain is currently fully developed and functional for DevvStream's needs to store all relevant data.

Devvio Agreement, page 232

3. We note from your response to comment 2 that Devvio is expected to hold a minority

ownership percentage in DevvStream following the closing of the Business Combination. We also note the disclosure on page 67 that "Devvio is a Core Company Securityholder by virtue of holding 100% of the multiple voting shares and will be a significant shareholder of the Combined Company." Please revise to clarify the apparent inconsistency. Also advise us of the approximate expected beneficial ownership percentages which will be held by Devvio in your beneficial ownership table, on page 266, following the closing of the Business Combination.

Information about DevvStream
Devvio Agreement, page 232

4.   We note your responses to prior comments 2, 3 and 4. We also note from you disclosure on page 278 that pursuant to the Devvio Agreement, Devvio became a Core Company Securityholder along with other DevvStream directors and officers, including Tom Anderson, Sunny Trinh and Ray Quintana. Please tell us, and expand your related party disclosure to address:
    •   the nature of the relationship between the DevvStream, the Core Company Securityholders and affiliates;
    •   any transactions between them, however, nominal; and
    •   any control relationship and the effect of such control relationship between the entities.

    Refer to ASC 850-10-50.

5.   We note your responses to prior comment 4 and 5, in which you state that DevvStream does not have a relationship with the DevvE token and that DevvE is an ERC-20 token and is maintained on Ethereum. Additionally, DevvStream does not utilize the DevvE token, or any token, in connection with DevvStream's use of the DevvX blockchain, and DevvStream blockchain does not interact with nor is it interoperable with the DevvE token, or any token. However, DevvStream will utilize DevvX and we note an April 9, 2024 statement by DevvE that indicates that DevvE is the only platform token for the DevvX Layer 1 blockchain. Please reconcile this discrepancy and elaborate further on the relationships between Devvio, DevvX and DevvE.

6.   Related to the comment above, we note that the fairness opinion of Evans & Evans includes a graphic on page K-5 that shows DevvStream in the center between origination and monetization in the Devvio blockchain. Please clarify what is being monetized, what is DevvStream's role in such monetization and how is how the Devvio blockchain is being used in this process.

7.   We note your response to prior comment 4 in which you state that DevvStream does not have a relationship with the DevvE token, which is issued and managed by the Forevver Association. In light of this statement, please tell us how you considered Mr. Ray Quintana's position as CEO and President of the Forevver Association and your expectation, as disclosed on page 270, that he will serve as a Director of the New PubCo,

when making this statement.

8. Your response to prior comment 7 indicates that ESG assets are currently tracked by traditional registries. Please clarify what is meant by "ESG assets" and whether you are referring to more than carbon credits.

9. Your response to prior comment 8 indicates that DevvStream will pay a royalty of 5% of all sales revenue for transactions that use the Devvio blockchain. However, the example in your response indicates that DevvStream would pay Devvio 5% of the proceeds from sale of carbon credits on traditional, third-party carbon credit registries. Please tell us what is meant by "transactions that use the Devvio blockchain."

   Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson